Filed by Eidos Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eidos Therapeutics, Inc.

Commission File No.: 001-38533

The following are excerpts from Eidos Therapeutics, Inc.’s press release reporting third quarter 2020 results, issued on October 29, 2020

On October 5, 2020, Eidos entered into an agreement and plan of merger providing for the acquisition by BridgeBio Pharma, Inc. (“BridgeBio”) of all of the outstanding common stock of Eidos it does not already own.

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On October 5, 2020, Eidos entered into an agreement and plan of merger with BridgeBio, Globe Merger Sub I, Inc., an indirect wholly-owned subsidiary of BridgeBio, and Globe Merger Sub II, Inc., an indirect wholly-owned subsidiary of BridgeBio, providing for the acquisition by BridgeBio of all of the outstanding common stock of Eidos it does not already own, representing approximately 36.3% of the outstanding shares of Eidos common stock. Pursuant to the merger agreement, Eidos stockholders will have the right to receive in the transaction, at their election, either 1.85 shares of BridgeBio common stock or $73.26 in cash per Eidos share upon the closing of the transaction, subject to proration to ensure that the aggregate amount of cash consideration is no greater than $175 million. Upon closing of the transaction and subject to the terms of the merger agreement, Eidos will become an indirect wholly-owned subsidiary of BridgeBio, and Eidos’ common stock will cease to trade on the NASDAQ Global Select Market. The transaction is subject to the receipt of stockholder approvals and the satisfaction or waiver of other customary closing conditions. Closing is expected to occur in the first quarter of 2021 subject to the satisfaction or waiver of such closing conditions.

In connection with the execution of the merger agreement, Eidos also entered into voting agreements with members of BridgeBio’s board of directors and KKR Genetic Disorder L.P., collectively owning approximately 36% of BridgeBio’s outstanding common stock, pursuant to which they agreed, among other things, to vote their shares in favor of the issuance of BridgeBio’s common stock in connection with the transactions contemplated under the merger agreement.

The foregoing descriptions of the merger agreement and the voting agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the merger agreement, a form of the voting agreements entered into by the BridgeBio directors party thereto and the voting agreement entered into by KKR Genetic Disorder L.P., copies of which were filed as Exhibit 2.1, Exhibit 2.2 and Exhibit 2.3, respectively, to Eidos’ Form 8-K filed with the Securities and Exchange Commission, or SEC, on October 7, 2020.

Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed transaction involving the Company and BridgeBio, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction. Statements in this press release that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of the Company’s management and BridgeBio’s management as well as assumptions made by and information currently available to the Company and BridgeBio. Such statements reflect the current views of the Company and BridgeBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about the Company and BridgeBio, including, without limitation, (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (ii) the risk that the Company’s and/or BridgeBio’s stockholders may not approve the proposed transaction, (iii) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (iv) uncertainty as to the timing of completion of the proposed transaction, (v) potential adverse effects or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (vi) potential litigation relating to the proposed transaction that could be instituted against the Company, BridgeBio or their respective directors and officers, including the effects of any outcomes related thereto, (vii) possible disruptions from the proposed transaction that could harm the Company’s or BridgeBio’s business, including current plans and operations, (viii) unexpected costs, charges or expenses resulting from the proposed transaction, (ix) uncertainty of the expected financial performance of each of the Company and BridgeBio following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (x) the ability of the Company and/or BridgeBio to implement their respective business strategies, (xi) the ability of each of the Company or BridgeBio to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (xii) the potential therapeutic and clinical benefits of acoramidis, (xiii) inability to retain and hire key personnel and (xiv) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or the Company’s or BridgeBio’s operations or operating expenses. Although the Company and BridgeBio believe that the Company’s and BridgeBio’s plans, intentions, expectations, strategies and prospects as reflected in or suggested by these forward-looking statements are reasonable, neither the Company nor BridgeBio can give any assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a number of risks, uncertainties and assumptions, including, without limitation, those risks and uncertainties described under the heading “Risk Factors” in the Company’s and

BridgeBio’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) and in subsequent filings made by the Company and BridgeBio with the SEC, which are available on the SEC’s website at www.sec.gov. Moreover, the Company and BridgeBio operate in very competitive and rapidly changing environments in which new risks emerge from time to time. These forward-looking statements are based upon the current expectations and beliefs of the Company’s management and BridgeBio’s management as of the date of this press release and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We anticipate that subsequent events and developments will cause our views to change. Except as required by law, each of the Company and BridgeBio disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Additional Information and Where to Find It

This press release is being made in respect of the proposed transaction involving the Company and BridgeBio, which will be submitted to the Company’s and BridgeBio’s stockholders for their consideration. BridgeBio intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of the Company and BridgeBio, and each party will file other documents regarding the proposed transaction with the SEC. Any definitive proxy statement(s) / prospectus(es) (if and when available) will also be sent to the stockholders of the Company and BridgeBio, when seeking any required stockholder approval. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release is not intended to be, and is not, a substitute for such filings or for any other document that the Company or BridgeBio may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT(S) AND PROXY STATEMENT(S) / PROSPECTUS(ES), WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed or furnished by the Company and BridgeBio with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company at www.Eidostx.com, under the tab “Investors” and the documents filed by BridgeBio may be obtained free of charge from BridgeBio at www.investor.bridgebio.com, under the tab “Financials & Filings.” Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to the Company upon written request to Eidos at 101 Montgomery Street, Suite 2000, San Francisco, CA 94104, Attn: Investor Relations, or by calling 415-887-1471 or from BridgeBio at 421 Kipling Street, Palo Alto, CA 94301, Attn: Investor Relations, or by calling 650-391-9740.

Participants in the Solicitation

The Company, BridgeBio and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of the Company in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, as well as its other filings with the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of BridgeBio in BridgeBio’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 22, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement, joint proxy statement / prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by the Company and BridgeBio will also be available free of charge from the Company or BridgeBio, as applicable, using the contact information above.

No Offer or Solicitation

This material is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.